

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 14, 2009

Via Facsimile and U.S. Mail

Mr. Jay Gottlieb
Chairman of the Board and President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

   Re: Spatializer Audio Laboratories, Inc.
      Form 10-K for the Year Ended December 31, 2007
        Filed March 31, 2008
      Forms 10-Q for the Quarter Ended September 30, 2008, June 30, 2008, and
        September 30, 2008
      File No. 000-264600

Dear Mr. Gottlieb:

   We have reviewed your filings and your response letter filed on April 8, 2009 and we have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

Item 6. Selected Financial Data, page 7 of proposed Form 10-K/A

1.   Please refer to prior comment 1 from our letter dated March 27, 2009. We note from page 8 of your draft amendment that you continue to report "revenues," "cost of revenues," "gross profit," etc. from continuing operations for each reporting period presented within your selected financial data. Even though you added the line items entitled "loss from continuing operations" and "gain(loss) from discontinued operations" within your selected financial data table for each reporting period presented, it does not appear that you have revised your statement of operation information reported within this table for each reporting period presented to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations in accordance with paragraph 43 of SFAS 144. Additionally, it does not appear that the selected financial data agrees to your audited financial statements on page 19 of your draft amendment. Please revise or advise.

Item 8. Financial Statements and Supplementary Data, page 16 of proposed Form 10-K/A

Note 12. Selected Quarterly Financial Data, page 28 of proposed Form 10-K/A

2.   Please refer to prior comment 3 from our letter dated March 27, 2009. We note that you continue to report "revenues," and "gross margin," etc. from continuing operations for each quarterly reporting period presented within your selected quarterly financial data table. Even though you added the line items entitled "loss from continuing operations" and "gain(loss) from discontinued operations" within your selected quarterly financial data table for each reporting period presented, it does not appear that you have revised your statement of operation information reported in this table for each reporting period presented to reflect the sale of your assets to DTS, Inc. in fiscal 2007 as discontinued operations in accordance with paragraph 43 of SFAS 144. Please revise or advise.

Exhibit 31.1

3.   Please refer to prior comment 9 from our letter dated February 18, 2009 and comment 8 from our letter dated March 27, 2009. We note your certifications filed pursuant to Exchange Act Rule 13a-14(a) included within your proposed filings are still not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, paragraph 1 for Gregory Schneider is not in the exact form and refers to the incorrect report. As previously requested, please revise your filings to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Quarter Ended March 31, 2008, June 30, 2008 and September 30, 2008

Item 4T. Controls and Procedures

4.   Please revise your filings to include the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your *disclosure controls and procedures* as of the end of the periods covered by your quarterly reports. Refer to the guidance in Item 307 of Regulation S-K.

As appropriate, please amend your 2007 Form 10-KSB and 2008 Forms 10-Q respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant